Exhibit 99.4

SOS Ltd. Announces Pricing of Approximately $20 Million Registered Direct Offering

QINGDAO, China, March 31, 2022 /PRNewswire/ -- SOS Limited (NYSE: SOS) (the “Company” or “SOS”), an emerging blockchain-based and big data-driven marketing solution provider, announced today that it has entered into a securities purchase agreement with certain accredited investors to purchase approximately $20 million worth of its American Depositary Shares (“ADS”) in a registered direct offering.

Under the terms of the securities purchase agreement, the Company has agreed to sell 35,750,000 ADSs at a purchase price of $0.56 per ADS. Each ADS represents ten (10) Class A Ordinary Shares of the Company. The ADSs are traded on the New York Stock Exchange under the symbol “SOS”. In addition, effective on the closing date of this offering, the Company has agreed to voluntarily reduce the exercise price of the ADS purchase warrants issued on February 17, 2021, February 22, 2021, March 1, 2021 and April 1, 2021 to $0.56 per share.

The gross proceeds to the Company from the registered direct offering are estimated to be $20.02 million before deducting the placement agent’s fees and other estimated offering expenses. The registered direct offering is expected to close on or about April 4, 2022, subject to the satisfaction of customary closing conditions.

The Company intends to use the proceeds from the offering to develop its business in North America as well as for working capital and general corporate use.

Maxim Group LLC is acting as sole placement agent in connection with this offering.

The securities described above are being offered by the Company pursuant to a shelf registration statement on Form F-3ASR (File No.:333-253402) which became automatically effective upon filing with the U.S. Securities and Exchange Commission (“SEC”) on February 23, 2021, EST time. A prospectus supplement related to the offering will be filed with the SEC and available on the SEC’s website at http://www.sec.gov. Copies of the prospectus supplement relating to the offering may be obtained, when available, by contacting: Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, by telephone: at (212) 895-3500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About SOS Limited

SOS is an emerging blockchain-based and big data-driven marketing and solution provider as well as a data center escrow service provider. Since April 2021, SOS launched commodity trading via our subsidiary SOS International Trading Co. Ltd. The core infrastructure of SOS’ marketing data, technology and solutions to insurance and emergency rescue services is built on big data, blockchain-based technology, cloud computing, AI, satellite, and 5G network, etc. SOS has created a cloud “software as a service (SaaS)” platform for emergency rescue services, with three major product categories: basic cloud, cooperative cloud, and information cloud. This system provides innovative marketing solutions to clients such as insurance companies, financial institutions, medical institutions, healthcare providers, auto manufacturers, security providers, senior living assistance providers, and other service providers in the emergency rescue services industry. SOS has obtained a national high-tech enterprise certification and the title of “Big Data Star Enterprise,” awarded by Gui’an New District Government. Staying on the forefront of digital technology innovation, the Company has registered 99 software copyrights and 3 patents. For more information, please visit: http://www.sosyun.com/

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to, our expectations for future financial performance, business strategies or expectations for our business. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. SOS cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Words such as “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target,” “look” or similar expressions may identify forward-looking statements. Specifically, forward-looking statements may include statements relating to the Company’s: ability to execute its business plan, changes in the market for SOS’ products and services; and expansion plans and opportunities.

These forward-looking statements are based on information available as of the date of this press release and our management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, but not are limited to, the risk factors described by SOS in its filings with the Securities and Exchange Commission (“SEC”). These risk factors could cause actual results to differ materially from historical performance.

Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and you should not place undue reliance on these forward-looking statements in deciding whether to invest in our securities. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Additional information concerning these and other factors that may impact our expectations and projections can be found in our periodic filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2020. SOS’s SEC filings are available publicly on the SEC’s website at www.sec.gov. SOS disclaims any obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE SOS Limited

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